ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

DIRECT FAX: 212-798-6380

ehellige@pryorcashman.com

December 19, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Rucha Pandit

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.

File No. 333-272908

Registration Statement on Form S-1

Ladies and Gentlemen:

Confirming my telephone conversation with Ms. Rucha Pandit of the Staff, on behalf of SeqLL Inc. (the “Company”), and with reference to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), the Company hereby withdraws its acceleration request, dated December 18, 2023, in which the Company requested acceleration of the effectiveness of the Registration Statement at 10:00 a.m., Eastern time, on December 20, 2023, or as soon thereafter as practicable.

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Mr. Daniel Jones